Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2017 FOURTH QUARTER AND FULL YEAR RESULTS

Financial Highlights for Fiscal 2017 Fourth Quarter and Full Year

(Year over Year (YoY) growth % are based on constant currency(1); please see table below for YoY growth % on actual basis)

•	Transactions for MMT India(6) Standalone Hotels booked Online increased by 95.4% YoY in 4Q17 and by 164.7% in FY17 and MMT India Standalone Hotels booked on Mobile increased by 113.0% YoY in 4Q17 and by 217.5% in FY17. Our MMT India Standalone online hotels business represented over 97.4% of all Hotels and packages transactions in 4QFY17.

•	Transactions for Hotels and packages increased by 77.9% YoY in 4Q17 and by 119.1% in FY17.

•	Revenue increased 35.8% YoY in 4Q17 and 36.1% YoY in FY17.

•	Revenue less service costs(2) increased 64.5% YoY in 4Q17 and 65.4% in FY17. (Also refer to the discussions in “Fiscal 2017 Fourth Quarter Financial Results” and “Fiscal 2017 Full year Financial Results”)

Gurgaon, India and New York, May 19, 2017 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fourth fiscal quarter and full fiscal year ended March 31, 2017.

“Fiscal Year 2017 marked a pivotal moment in MakeMyTrip’s history as we successfully merged with the Ibibo Group to create India’s leading travel company.” said Deep Kalra, Group Chairman and Group CEO. “With our recent capital raise and sharp focus on driving superior customer experience I believe that we are now best positioned to leverage the growth in the travel market in India.”

MakeMyTrip’s financial and operating results for the fiscal 2017 fourth quarter and full year include the financial and operating results of ibibo Group Holdings (Singapore) Pte. Ltd and its subsidiaries (“ibibo Group”) which we acquired on January 31, 2017.

(in thousands except EPS)	3 months Ended March 31, 2016	3 months Ended March 31, 2017	YoY Change	YoY Change in constant currency(1)	Year Ended March 31, 2016	Year Ended March 31, 2017	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$88,000	$120,033	36.4%	35.8%	$336,054	$447,616	33.2%	36.1%
Results from Operating Activities	($34,498)	($75,316)			($66,827)	($135,387)
Loss for the period	($49,917)	($73,098)			($88,542)	($110,303)
Diluted loss per share	($1.20)	($0.93)			($2.12)	($2.09)

Financial Summary as per non-IFRS measures
Revenue Less Service Costs(2)	$51,466	$85,089	65.3%	64.5%	$169,020	$273,697	61.9%	65.4%
Air Ticketing	$22,195	$32,862	48.1%	47.2%	$76,402	$118,514	55.1%	58.8%
Hotels & packages	$27,822	$43,935	57.9%	57.2%	$86,449	$140,335	62.3%	65.5%
Other	$1,449	$8,291	472.2%	470.7%	$6,169	$14,848	140.7%	144.3%
Adjusted Operating Profit (Loss)(3)	($29,339)	($35,779)			($50,129)	($83,711)
Adjusted Net Loss (4)	($34,081)	($33,070)			($58,292)	($99,157)
Adjusted Diluted loss per share(4)	($0.82)	($0.42)			($1.40)	($1.88)

Operating Metrics
Gross Bookings(5)	$477,140.6	$670,108.2	40.4%	39.7%	$1,841,512.5	$2,290,287.5	24.4%	27.1%
Air Ticketing	$318,880.7	$455,906.3	43.0%	42.1%	$1,275,747.8	$1,545,151.9	21.1%	24.0%
Hotels & packages	$158,259.9	$214,201.9	35.3%	34.7%	$565,764.7	$745,135.6	31.7%	34.3%
Number of Transactions
Air Ticketing	1,903.2	2,710.8	42.4%		6,960.5	9,379.7	34.8%
Hotels & packages	1,322.5	2,353.1	77.9%		3,137.3	6,874.1	119.1%
MMT India standalone Hotels (Transactions)
Standalone Hotels booked Online(7)	1,172.9	2,291.6	95.4%		2,443.6	6,467.3	164.7%
Standalone Hotels booked on Mobile	827.4	1,762.5	113.0%		1,532.3	4,864.6	217.5%

Notes:

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, income on license acquired, impairment of intangible assets, merger and acquisitions related expenses, and amortization of acquisition related intangibles.
(4)	Loss for the period excluding employee share-based compensation costs, income on license acquired, impairment of intangible assets, merger and acquisitions related expenses, amortization of acquisition related intangibles, share of loss of equity-accounted investees, direct cost related to convertible notes, impairment in respect of an equity accounted investee, net change in value of financial liability in business combination, net change in fair value of derivative financial instrument and income tax expense.
(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations, discounts and refunds.
(6)	MMT India refers to our Indian subsidiaries “MakeMyTrip (India) Private Limited” and “Ibibo Group Private Limited”
(7)	Standalone Hotels booked Online include Standalone Hotels booked on Mobile in addition to bookings on Desktops and laptops.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (7) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Other information

Share Repurchase

The following table provides information about purchases made by us during the periods presented of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 03/31/16	828,599		$14.48	828,599	$138,007,966
04/01/16 – 04/30/16	NIL	$	NIL	NIL	$138,007,966
05/01/16 – 05/31/16	24,050		$14.48	24,050	$137,659,670
06/01/16 – 06/30/16	120,081		$14.16	120,081	$135,959,658
07/01/16 – 07/31/16	NIL	$	NIL	NIL	$135,959,658
08/01/16 – 08/31/16	NIL	$	NIL	NIL	$135,959,658
09/01/16 – 09/30/16	NIL	$	NIL	NIL	$135,959,658
10/01/16 – 10/31/16	NIL	$	NIL	NIL	$135,959,658
11/01/16 – 11/30/16	NIL	$	NIL	NIL	$135,959,658
12/01/16 – 12/31/16	NIL	$	NIL	NIL	$135,959,658
01/01/17 – 01/31/17	NIL	$	NIL	NIL	$135,959,658
02/01/17 – 02/28/17	NIL	$	NIL	NIL	$135,959,658
03/01/17 – 03/31/17	NIL	$	NIL	NIL	$135,959,658

Total	972,730		$14.43	972,730	$135,959,658

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. Further, on January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to US$150 million at a price per Ordinary Share not exceeding US$21.50 until November 30, 2021. As of March 31, 2017, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

MakeMyTrip’s financial and operating results for the fiscal 2017 fourth quarter and full year include the financial and operating results of ibibo Group which was acquired on January 31, 2017. This has impacted both the fiscal 2017 fourth quarter and full year financial and operating results along with details mentioned below.

Fiscal 2017 Fourth Quarter Financial Results

Revenue. We generated revenue of $120.0 million in the quarter ended March 31, 2017, an increase of 36.4% (an increase of 35.8% in constant currency) over revenue of $88.0 million in the quarter ended March 31, 2016.

Air Ticketing. Revenue and revenue less service costs from our air ticketing business increased by 48.1% (47.2% in constant currency) to $32.9 million in the quarter ended March 31, 2017 from $22.2 million in the quarter ended March 31, 2016. This increase was due to an increase in gross bookings of 43.0% (42.1% in constant currency) driven by 42.4% increase in the number of transactions year over year along with the consolidation of the ibibo Group. Further, our net revenue margin (defined as revenue less service cost as a percentage of gross bookings) increased marginally from 7.0% in the quarter ended March 31, 2016 to 7.2% in the quarter ended March 31, 2017.

Hotels and Packages. Revenue from our hotels and packages business increased by 22.6% (22.0% in constant currency) to $78.9 million in the quarter ended March 31, 2017, from $64.4 million in the quarter ended March 31, 2016. Our revenue less service costs increased by 57.9% (57.2% in constant currency) to $43.9 million in the quarter ended March 31, 2017 from $27.8 million in the quarter ended March 31, 2016. Gross bookings increased by 35.3% (34.7% in constant currency) driven by 77.9% increase in the number of transactions year over year along with the consolidation of the ibibo Group. Net revenue margin has improved from 17.6% in the quarter ended March 31, 2016 and 19.4% in the previous reported quarter to 20.5% in the quarter ended March 31, 2017 driven by increasing mix of standalone hotels bookings as a percentage of overall transactions.

Other Revenue. Our other revenue increased to $8.3 million in the quarter ended March 31, 2017 from $1.4 million in the quarter ended March 31, 2016, primarily due to the contribution of bus ticketing revenue from the ibibo Group consolidation and an increase in facilitation fees on travel insurance.

Total Revenue less Service Costs. Our total revenue less service costs increased by 65.3% (64.5% in constant currency) to $85.1 million in the quarter ended March 31, 2017 from $51.5 million in the quarter ended March 31, 2016, primarily as a result of a 57.9% (57.2% in constant currency) increase in our hotels and packages revenue less service costs, a 48.1% (47.2% in constant currency) increase in our air ticketing revenue less service costs and increase in other revenue.

Personnel Expenses. Personnel expenses increased by 178.0% to $32.7 million in the quarter ended March 31, 2017 from $11.8 million in the quarter ended March 31, 2016 mainly due to higher share based compensation costs in the quarter ended March 31, 2017 primarily relating to the ibibo acquisition, and the consolidation of the ibibo acquisition. The share based compensation costs also includes a one-time charge of $9.0 million as part of the ibibo Group acquisition. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue increased by 0.2% year over year.

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 48.9% to $78.8 million in the quarter ended March 31, 2017 from $53.0 million in the quarter ended March 31, 2016, primarily as a result of significant customer inducement/acquisition programs expenses incurred to accelerate growth in our standalone hotel booking business along with an increase in brand advertisement expenses and mobile application download and referral cost that we incurred in the quarter ended March 31, 2017 and contribution of marketing and sales promotion expenses of the ibibo Group. The customer inducement/acquisition expenses are primarily incentives given to customers for accelerating growth in our standalone hotel booking business.

Other Operating Expenses. Other operating expenses increased by 61.6% to $27.3 million in the quarter ended March 31, 2017 from $17.0 million in the quarter ended March 31, 2016, primarily as a result of an increase in legal and professional expenses of $5.3 million and an increase in payment gateway charges and outsourcing expenses in line with the growth in our business and contribution of other operating expenses of the ibibo Group. Other operating expenses for the quarter ended March 31, 2017 also includes $4.2 million of merger and acquisition related expenses in the quarter ended March 31, 2017 comprising legal and professional expenses, other expenses associated with our acquisition of the ibibo Group and certain non-routine transactions, whether or not consummated.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses increased to $21.6 million in the quarter ended March 31, 2017 from $4.3 million in the quarter ended March 31, 2016, primarily as a result of impairment of goodwill and brands related to the Hotel Travel Group (HT Group) of $14.6 million, as we decided to significantly reduce our HT Group operations in the quarter ended March 31, 2017 and due to an increase in amortization costs on acquisition-related intangibles following the ibibo Group acquisition.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $75.3 million in the quarter ended March 31, 2017 as compared to a loss of $34.5 million in the quarter ended March 31, 2016. Excluding the effects of our employee share-based compensation costs, impairment of intangible assets and amortization of acquisition related intangibles for the fourth quarter of both fiscal years 2017 and 2016, and merger and acquisitions related expenses for the fourth quarter of fiscal year 2017, we would have recorded an operating loss of $35.8 million in the quarter ended March 31, 2017 as compared with an operating loss of $29.3 million in the quarter ended March 31, 2016.

Net Finance Income (Cost). Our net finance income was $2.7 million in the quarter ended March 31, 2017 as compared to a net finance cost of $14.9 million in the quarter ended March 31, 2016, primarily due to higher unrealized foreign exchange gain in the quarter ended March 31, 2017 due to the appreciation of Indian rupee against the US dollar and net loss from change in fair value of derivative financial instrument of $9.0 million and interest expense of $3.4 million on convertible notes in the quarter ended March 31, 2016.

Profit (Loss) for the period. As a result of the foregoing factors, our loss for the quarter ended March 31, 2017 was $73.1 million as compared to a loss of $49.9 million in the quarter ended March 31, 2016. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, impairment of intangible assets, share of loss of equity-accounted investees, income tax expense for the fourth quarter of both fiscal years 2017 and 2016, net change in fair value of derivative instrument, direct cost related to convertible notes and net change in value of financial liability related to business combination for the fourth quarter of fiscal year 2016, we would have recorded a net loss of $33.1 million in the quarter ended March 31, 2017 and a net loss of $34.1 million in the quarter ended March 31, 2016.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.93 for the quarter ended March 31, 2017 as compared to diluted loss per share of $1.20 in the quarter ended March 31, 2016. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, impairment of intangible assets, share of loss of equity-accounted investees, income tax expense for the fourth quarter of both fiscal years 2017 and 2016, net change in fair value of derivative instrument, direct cost related to convertible notes and net change in value of financial liability related to business combination for the fourth quarter of fiscal year 2016, diluted loss per share would have been $0.42 in the quarter ended March 31, 2017, compared to diluted loss per share of $0.82 in the quarter ended March 31, 2016.

Fiscal 2017 Full Year Financial Results

Revenue. We generated revenue of $447.6 million in the year ended March 31, 2017, an increase of 33.2% (36.1% in constant currency) over revenue of $336.1 million in the year ended March 31, 2016.

Air Ticketing. Revenue from our air ticketing business increased by 51.6% (55.2% in constant currency) to $118.5 million in the year ended March 31, 2017 from $78.2 million in the year ended March 31, 2016. Our revenue less service costs increased by 55.1% (58.8% in constant currency) to $118.5 million in the year ended March 31, 2017 from $76.4 million in the year ended March 31, 2016. In the year ended March 31, 2017, we recognized incremental revenue of $9.2 million based on quarterly evaluation of trends of refund rights exercised by our customers along with a change in the estimate for provisions for cancelled tickets pursuant to confirmation from vendors. Net revenue margin for the year was 7.7% and excluding the incremental revenue would have been 7.1% compared to 6.0% in the previous year. Excluding incremental revenue, revenue and revenue less service costs increased by 43.0% (46.4% in constant currency). This growth was driven by a year on year increase of 34.8% in air ticketing transactions for the full fiscal year and an increase in gross bookings of 21.1% (24.0% in constant currency) to $1.5 billion in the year ended March 31, 2017 from $1.3 billion in the year ended March 31, 2016 along with the consolidation of the ibibo Group.

Hotels and Packages. Revenue from our hotels and packages business increased by 24.8% (27.5% in constant currency) to $314.3 million in the year ended March 31, 2017 from $251.7 million in the year ended March 31, 2016. Our revenue less service costs increased by 62.3% (65.5% in constant currency) to $140.3 million in the year ended March 31, 2017 from $86.5 million in the year ended March 31, 2016. This growth was due to an increase in gross bookings by 31.7% (34.3% in constant currency) and a 119.1% increase in the number of transactions along with the consolidation of the ibibo Group. Our net revenue margins improved from 15.3% in the year ended March 31, 2016 to 18.8% in the year ended March 31, 2017. The increase in net revenue margin in the year ended March 31, 2017 was mainly driven by increasing mix of standalone hotels bookings as a percentage of overall transactions.

Other Revenue. Our other revenue increased to $14.8 million in the year ended March 31, 2017 from $6.2 million in the year ended March 31, 2016, primarily due to the contribution of bus ticketing revenue from the ibibo Group consolidation and an increase in facilitation fees on travel insurance.

Total Revenue less Service Costs. Our total revenue less service costs increased by 61.9% (65.4% in constant currency) to $273.7 million in the year ended March 31, 2017 from $169.0 million in the year ended March 31, 2016. This growth resulted from a 62.3% (65.5% in constant currency) increase in our hotels and packages revenue less service costs, an increase of 55.1% (58.8% in constant currency) in our air ticketing revenue less service costs and increase in other revenue.

Personnel Expenses. Personnel expenses increased by 50.4% to $73.7 million in the year ended March 31, 2017 from $49.0 million in the year ended March 31, 2016. This increase was primarily due to higher share based compensation costs primarily relating to the ibibo Group acquisition, annual increase in wages and some growth in employee headcount mainly in hotels and packages business. The share based compensation costs also includes a one-time charge of $9.0 million as part of the ibibo Group acquisition. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 3.8% year over year in the year ended March 31, 2017.

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 106.0% to $224.4 million in the year ended March 31, 2017 from $109.0 million in the year ended March 31, 2016, primarily as a result of significant customer inducement/acquisition programs expenses incurred to accelerate growth in our standalone hotel booking business along with an increase in mobile application download and referral cost and other brand advertisement expenses that we incurred in the fiscal year ended March 31, 2017 contribution of marketing and sales promotion expenses of the ibibo Group.

Other Operating Expenses. Other operating expenses increased by 20.1% to $81.6 million in the year ended March 31, 2017 from $67.9 million in the year ended March 31, 2016, primarily as a result of an increase in legal and professional expenses of $7.7 million and payment gateway charges of $2.2 million, in line with the growth in our business and contribution of other operating expenses of the ibibo Group. Other operating expenses for the year ended March 31, 2017 also includes merger and acquisition related expenses of $6.0 million in the year ended March 31, 2017 compared to $0.2 million in the year ended March 31, 2016, comprising legal and professional expenses, other expenses associated with our acquisition of the ibibo Group and certain non-routine transactions, whether or not consummated.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses increased to $29.7 million in the year ended March 31, 2017 from $10.9 million in the year ended March 31, 2016, primarily as a result of impairment of goodwill and brands related to the HT Group of $14.6 million, as we decided to significantly reduce our HT Group operations in the quarter ended March 31, 2017 and due to an increase in amortization costs on acquisition-related intangibles following the ibibo Group acquisition.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $135.4 million in the year ended March 31, 2017 compared to a loss of $66.8 million in the year ended March 31, 2016. Excluding the effects of our employee share-based compensation costs, merger and acquisition related expenses, impairment of intangible assets and amortization of acquisition related intangibles for both fiscal years 2017 and 2016, and income on license acquired for fiscal year 2016, we would have recorded an operating loss of $83.7 million in the year ended March 31, 2017 compared with an operating loss of $50.1 million in the year ended March 31, 2016.

Net Finance Income (Costs). Our net finance income was $27.0 million in the year ended March 31, 2017 as compared to a net finance cost of $18.7 million in the quarter ended March 31, 2016, primarily due to the net gain from change in fair value of derivative financial instrument of $42.4 million in the year ended March 31, 2017 compared to net loss from change in fair value of derivative financial instrument of $9.0 million in the year ended March 31, 2016 relating to convertible notes outstanding.

Profit (Loss) for the year. As a result of the foregoing factors, our loss for the year ended March 31, 2017 was $110.3 million as compared to a loss of $88.5 million in the year ended March 31, 2016. Excluding the effects of our employee share-based compensation costs, merger and acquisition related expenses, amortization of acquisition related intangibles, impairment of intangible assets, net change in fair value of derivative instrument, income tax expense, net change in value of financial liability in business combination, share of loss of equity-accounted investees for both fiscal years 2017 and 2016, income on license acquired, impairment in respect of an equity accounted investee and direct cost related to convertible notes, for fiscal year 2016 we would have recorded a net loss of $99.2 million in the year ended March 31, 2017 as against a net loss of $58.3 million in year ended March 31, 2016.

Diluted Earnings (Loss) per share. Diluted loss per share was $2.09 for the year ended March 31, 2017 as compared to loss per share of $2.12 in the corresponding prior fiscal year. Adjusted for our employee share-based compensation costs, merger and acquisition related expenses, amortization of acquisition related intangibles, impairment of intangible assets, net change in fair value of derivative instrument, income tax expense, net change in value of financial liability in business combination, share of loss of equity-accounted investees for both fiscal years 2017 and 2016, income on license acquired, impairment in respect of an equity accounted investee and direct cost related to convertible notes for fiscal year 2016, diluted loss per share would have been $1.88 in the year ended March 31, 2017 as compared to diluted loss per share of $1.40 in the year ended March 31, 2016.

Liquidity. As of March 31, 2017, the balance of cash and cash equivalents and term deposits on our balance sheet was $197.4 million. Further, on May 5, 2017, the Company from a private placement equity transactions with certain existing and new investors raised a gross proceed of $330 million.

Conference Call

MakeMyTrip will host a conference call to discuss the Company’s results for the quarter and year ended March 31, 2017 beginning at 10:00 a.m. EDT on May 19, 2017. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 19192814. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one month by dialing +1-(855)-859-2056 and using passcode 19192814. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net income (loss), adjusted diluted earnings (loss) per share and change in constant currency are useful in measuring the results of the Company. The Company believes that its current calculations of adjusted operating profit (loss), adjusted net income (loss), adjusted diluted earnings (loss) per share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring the results of the Company and provide investors and analysts a more accurate representation of its operating results. The Company believes that investors and analysts in its industry use these non-IFRS measures to compare the Company and its performance to that of its global peers.

The IFRS measures most directly comparable to adjusted operating profit (loss), adjusted net income (loss) and adjusted diluted earnings (loss) per share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), merger and acquisition related expenses, impairment of intangible assets, share of loss of equity-accounted investees, net change in the fair value of derivative financial instruments, interest expense on financial liabilities measured at amortized cost, net change in value of financial liability related to business combination, direct cost related to convertible notes, income on license acquired, impairment in respect of an equity accounted investee and income tax expense) provide investors and analysts a more accurate representation of the Company’s operating results.

A limitation of using adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share instead of operating profit (loss), net profit (loss) and earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 14, 2016, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India’s leading travel company. We own and operate well recognized online brands, including MakeMyTrip.com, goibibo.com, RightStay.com and redbus.in. Our comprehensive products and services allow customers to research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, intercity bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 40,000 hotels, 13,500 alternative accommodation properties in India and more than 240,000 hotels and properties outside India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

Jonathan.Huang@makemytrip.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31
	2016	2017
Assets
Property, plant and equipment	10,285	15,334
Intangible assets and goodwill	34,886	1,170,727
Trade and other receivables, net	946	2,176
Investment in equity-accounted investees	16,713	18,212
Other investments	6,690	5,791
Term deposits	20,757	20,162
Non-current tax assets	13,162	19,306
Other non-current assets	15,602	29,658
Employee benefit assets	—	229

Total non-current assets	119,041	1,281,595

Inventories	527	251
Current tax assets	69	81
Trade and other receivables, net	28,222	35,108
Term deposits	148,555	75,511
Other current assets	51,141	50,232
Cash and cash equivalents	53,434	101,704
Assets held for sale	—	302

Total current assets	281,948	263,189

Total assets	400,989	1,544,784

Equity
Share capital	21	46
Share premium	248,732	1,607,373
Reserves	(5,817)	952
Accumulated deficit	(188,217)	(298,581)
Share based payment reserve	37,903	61,410
Foreign currency translation reserve	(15,013)	33,601

Total equity attributable to equity holders of the Company	77,609	1,404,801
Non-controlling interest	—	661

Total equity	77,609	1,405,462

Liabilities
Loans and borrowings	195,283	523
Employee benefits	1,641	2,946
Deferred revenue	1,407	265
Deferred tax liabilities	203	159
Other non-current liabilities	770	1,027

Total non-current liabilities	199,304	4,920

Bank overdraft	7,161	—
Loans and borrowings	2,017	226
Trade and other payables	110,296	127,077
Deferred revenue	2,085	3,045
Other current liabilities	2,517	4,054

Total current liabilities	124,076	134,402

Total liabilities	323,380	139,322

Total equity and liabilities	400,989	1,544,784

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended March 31,		For the year ended March 31,
	2016	2017	2016	2017
Revenue
Air ticketing	22,195	32,862	78,172	118,514
Hotels and packages	64,356	78,880	251,713	314,254
Other revenue	1,449	8,291	6,169	14,848

Total revenue	88,000	120,033	336,054	447,616

Other income	—	64	1,014	363

Service cost
Procurement cost of hotel and packages services	36,534	34,945	165,264	173,919
Cost of air tickets coupon	—	—	1,770	—
Personnel expenses	11,777	32,700	49,018	73,736
Marketing and sales promotion expenses	52,963	78,835	108,966	224,424
Other operating expenses	16,890	27,295	67,954	81,585
Depreciation, amortization and impairment	4,334	21,638	10,923	29,702

Result from operating activities	(34,498)	(75,316)	(66,827)	(135,387)

Finance income	651	3,179	1,586	45,268
Finance costs	15,512	470	20,327	18,289

Net finance Income (costs)	(14,861)	2,709	(18,741)	26,979

Impairment in respect of an equity accounted investee	—	—	(959)	—
Share of loss of equity-accounted investees	(484)	(477)	(1,860)	(1,702)

Loss before tax	(49,843)	(73,084)	(88,387)	(110,110)
Income tax expense	(74)	(14)	(155)	(193)

Loss for the period	(49,917)	(73,098)	(88,542)	(110,303)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	975	49,741	(565)	48,618
Net change in fair value of available-for-sale financial assets	270	(169)	752	(809)

	1,245	49,572	187	47,809

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability	(74)	(93)	(149)	(266)

Other comprehensive income (loss) for the period, net of tax	1,171	49,479	38	47,543

Total comprehensive loss for the period	(48,746)	(23,619)	(88,504)	(62,760)

Profit (Loss) attributable to:
Owners of the Company	(49,919)	(72,963)	(88,518)	(110,168)
Non-controlling interest	—	(135)	(24)	(135)

Loss for the period	(49,919)	(73,098)	(88,542)	(110,303)

Total comprehensive income (loss) attributable to:
Owners of the Company	(48,748)	(23,488)	(88,465)	(62,629)
Non-controlling interest	—	(131)	(39)	(131)

Total comprehensive loss for the period	(48,748)	(23,619)	(88,504)	(62,760)

Loss per share (in USD)
Basic	(1.20)	(0.93)	(2.12)	(2.09)
Diluted	(1.20)	(0.93)	(2.12)	(2.09)

Weighted average number of shares (including Class B Shares)
Basic	41,655,815	78,062,498	41,714,518	52,607,986
Diluted	41,655,815	78,062,498	41,714,518	52,607,986

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2016	21	248,732	(7,578)	1,761	(188,217)	37,903	(15,013)	77,609	—	77,609
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(110,168)	—	—	(110,168)	(135)	(110,303)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	48,614	48,614	4	48,618
Net change in fair value of available-for-sale financial assets	—	—	—	(809)	—	—	—	(809)	—	(809)
Remeasurement of defined benefit (asset) liability	—	—	—	—	(266)	—	—	(266)	—	(266)

Total other comprehensive income (loss)	—	—	—	(809)	(266)	—	48,614	47,539	4	47,543

Total comprehensive income (loss) for the year	—	—	—	(809)	(110,434)	—	48,614	(62,629)	(131)	(62,760)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	26,674	—	26,674	175	26,849
Issue of ordinary shares on exercise of share based awards	1	18,275	—	—	—	(18,105)	—	171	—	171
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	70	(70)	—	—	—	—

Own shares acquired	—	—	(2,050)	—	—	—	—	(2,050)	—	(2,050)
Re-issue of own shares upon conversion of convertible notes	—	999	9,628	—	—	—	—	10,627	—	10,627
Shares issued upon conversion of convertible notes	5	148,101	—	—	—	—	—	148,106	—	148,106
Business combination	19	1,191,266	—	—	—	15,008	—	1,206,293	—	1,206,293

Total contributions by owners	25	1,358,641	7,578	—	70	23,507	—	1,389,821	175	1,389,996

Changes in ownership interests
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	—	617	617

Total changes in ownership interest in subsidiaries	—	—	—	—	—	—	—	—	617	617

Total transactions with owners	25	1,358,641	7,578	—	70	23,507	—	1,389,821	792	1,390,613

Balance as at March 31, 2017	46	1,607,373	—	952	(298,581)	61,410	33,601	1,404,801	661	1,405,462

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the year ended March 31,
	2016	2017
Loss for the year	(88,542)	(110,303)
Adjustments for non-cash items	45,818	31,459
Change in working capital	(23,275)	(29,613)

Net cash generated from (used in) operating activities	(66,000)	(108,457)

Net cash generated from (used in) investing activities	(103,646)	163,011

Net cash generated from (used in) financing activities	164,614	2,159

Increase (decrease) in cash and cash equivalents	(5,032)	56,713
Cash and cash equivalents at beginning of the year	49,857	46,273
Effect of exchange rate fluctuations on cash held	1,448	(1,282)

Cash and cash equivalents at end of the year	46,273	101,704

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands)

	Three months ended March 31,
	Air ticketing		Hotels and packages		Others		Total
	2016	2017	2016	2017	2016	2017	2016	2017

Revenue as per IFRS	22,195	32,862	64,356	78,880	1,449	8,291	88,000	120,033

Less:
Service cost as per IFRS	—	—	36,534	34,945	—	—	36,534	34,945

Revenue less service cost	22,195	32,862	27,822	43,935	1,449	8,291	51,466	85,088

	Year ended March 31,
	Air ticketing		Hotels and packages		Others		Total
	2016	2017	2016	2017	2016	2017	2016	2017

Revenue as per IFRS	78,172	118,514	251,713	314,254	6,169	14,848	336,054	447,616

Less:
Service cost as per IFRS	1,770	—	165,264	173,919	—	—	167,034	173,919

Revenue less service cost	76,402	118,514	86,449	140,335	6,169	14,848	169,020	273,697

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended March 31,		For the year ended March 31,
(Unaudited)	2016	2017	2016	2017
Result from operating activities as per IFRS	(34,498)	(75,316)	(66,827)	(135,387)
Add: Employee share-based compensation costs	2,769	17,665	13,685	26,795
Less: Income on license acquired	—	—	(886)	—
Add: Impairment of intangible assets	2,167	15,168	2,167	15,168
Add: Merger and acquisitions related expenses	—	4,163	178	5,972
Add: Acquisition related intangibles amortization	225	2,541	1,554	3,741

Adjusted Operating Loss	(29,339)	(35,779)	(50,129)	(83,711)

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended March 31,		For the year ended March 31,
(Unaudited)	2016	2017	2016	2017

Loss for the period as per IFRS	(49,917)	(73,098)	(88,542)	(110,303)
Add: Employee share-based compensation costs	2,769	17,665	13,685	26,795
Less: Income on license acquired	—	—	(886)	—
Add: Impairment of intangible assets	2,167	15,168	2,167	15,168
Add: Merger and acquisitions related expenses	—	4,163	178	5,972
Add: Acquisition related intangibles amortization	225	2,541	1,554	3,741
Add: Share of loss of equity-accounted investees	484	477	1,860	1,702
Add: Net Change in fair value of derivative instrument	9,309	—	9,309	(42,427)
Add: Direct cost related to Convertible notes	775	—	775	—
Add: Impairment in respect of an equity accounted investee	—	—	959	—
Add: Net change in value of financial liability related to business combination	35	—	496	2
Add: Income tax expense	74	14	155	193

Adjusted Net Loss	(34,081)	(33,070)	(58,292)	(99,157)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended March 31,		For the year ended March 31,
(Unaudited)	2016	2017	2016	2017
	(in US$)
Diluted Earnings (Loss) per share for the period as per IFRS	(1.20)	(0.93)	(2.12)	(2.09)
Add: Employee share-based compensation costs	0.07	0.23	0.33	0.51
Less: Income on license acquired	—	—	(0.02)	—
Add: Impairment of intangible assets	0.05	0.19	0.05	0.29
Add: Merger and acquisitions related expenses	—	0.05	0.00	0.11
Add: Acquisition related intangibles amortization	0.01	0.03	0.04	0.07
Add: Share of loss of equity-accounted investees	0.01	0.01	0.04	0.03
Add: Net Change in fair value of derivative instrument	0.22	—	0.22	(0.80)
Add: Direct cost related to Convertible notes	0.02	—	0.02	—
Add: Impairment in respect of an equity accounted investee	—	—	0.02	—
Add: Net change in value of financial liability related to business combination	—	—	0.01	—
Add: Income tax expense	—	—	—	—

Adjusted Diluted Earnings (Loss) per share	(0.82)	(0.42)	(1.40)	(1.88)

(Unaudited)	For the three months ended March 31, 2017
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	48.1%	22.6%	472.2%	36.4%	48.1%	57.9%	472.2%	65.3%
Impact of Foreign Currency Translation	-0.9%	-0.5%	-1.5%	-0.6%	-0.9%	-0.7%	-1.5%	-0.8%

Constant Currency Growth	47.2%	22.0%	470.7%	35.8%	47.2%	57.2%	470.7%	64.5%

	For the year ended March 31, 2017
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	51.6%	24.8%	140.7%	33.2%	55.1%	62.3%	140.7%	61.9%
Impact of Foreign Currency Translation	3.6%	2.6%	3.6%	2.9%	3.7%	3.2%	3.6%	3.4%

Constant Currency Growth	55.2%	27.5%	144.3%	36.1%	58.8%	65.5%	144.3%	65.4%

MAKEMYTRIP LIMITED

OPERATING DATA (Unaudited)

	For the three months ended March 31,		For the year ended March 31,
	2016	2017	2016	2017
	(Amounts in USD thousands, except percentages)
Number of transactions
Air ticketing	1,903.2	2,710.8	6,960.5	9,379.7
Hotels and packages	1,322.5	2,353.1	3,137.3	6,874.1

Revenue less service cost:
Air ticketing	22,195	32,862	76,402	118,514
Hotels and packages	27,822	43,935	86,449	140,335
Other revenue	1,449	8,291	6,169	14,848

	51,466	85,088	169,020	273,697

Gross Bookings
Air ticketing	318,880.7	455,906.3	1,275,747.8	1,545,151.9
Hotels and packages	158,259.9	214,201.9	565,764.7	745,135.6

	477,140.6	670,108.2	1,841,512.5	2,290,287.5

Net revenue margins
Air ticketing	7.0%	7.2%	6.0%	7.7%
Hotels and packages	17.6%	20.5%	15.3%	18.8%

Combined net revenue margin for air ticketing and hotels and packages	10.5%	11.5%	8.8%	11.3%